xstrata



Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Tuesday, February 25, 2003



Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the month of January 2003.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs



Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata

from Brigitte Mattenberger

date 06.01.2003

number of pages (including coversheet) 1

Zug, 6 January 2003

Following the settlement of all necessary conditions precedent and regulatory approvals, Xstrata plc confirms the successful closing of the transaction to acquire the Nordenham Smelter from Metaleurop, which was announced on 12 December 2002.

A copy of the original news release can be found on our website (http://www.xstrata.com/press_release.php?id=ac&nb=200212121.en.html).

*ends*

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland

Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata

from Brigitte Mattenberger

date 08.01.2003

number of pages (including coversheet) 2

## PRESS RELEASE

### XSTRATA COAL INCREASES ITS STAKE IN OAKBRIDGE

Zug, 8 January 2003

Xstrata plc ("Xstrata") announces that an Australian subsidiary has purchased a further 11.5% of Oakbridge Pty Ltd ("Oakbridge") from Tomen Corporation for US$58 million. The transaction, which is effective 1 January 2003, increases Xstrata Coal's shareholding in Oakbridge from 66.5% to 78%.

The transaction will have no impact on Xstrata's consolidated revenue or EBIT, as Oakbridge has been and continues to be classified as a subsidiary for accounting purposes. Attributable profit, however, is expected to increase due to a reduction in the minority share of profit after tax.

*ends*

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***Xstrata contacts***

Marc Gonsalves
Telephone: +44 20 7968 2812
Mobile: +44 7775 662 348
Fax: +44 20 7968 2810
Email: mgonsalves@xstrata.com

Justine Winn
Telephone: +61 2 9253 6748
Fax: +61 2 9252 7702
Email: Justine.Winn@XstrataCoal.com

Michael Oke
Prospero Financial
Telephone: +44 20 7898 9394
Mobile: +44 7778 469630

Brigitte Mattenberger
Telephone: +41 41 726 6071
Fax: +41 41 726 7199
Email: bmattenberger@xstrata.com

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland

Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata

## FURTHER INFORMATION: XSTRATA COAL

Xstrata Coal is one of the world's largest exporters of thermal coal for use in electricity generation, and also produces semi-soft coal for use in steel manufacturing. It has an interest in 14 coal mines in Australia and 12 in South Africa, with a mix of both open cut and underground operations producing a range of coal types. Xstrata Coal is responsible for some 20% of Australia's thermal coal exports and a further 20% of South African exports.

On a proforma basis in the six months to 30 June 2002, Xstrata Coal produced some 21.6 million tonnes of coal, generating turnover from own production of US$545.3 million and earnings before interest and taxation of US$139.9 million.

### Xstrata Coal: Australian Operations

| Operation | Ownership-% | Annual Production Capacity (Full mine basis) | Accounting Status | Location |
|---|---|---|---|---|
| Cumnock | 84 | 2,500kt | Subsidiary | Hunter Valley |
| Liddell Group | 67.5 | 2,800kt | JANE | Hunter Valley |
| Macquarie Coal JV | | | | |
| West Wallsen | 80 | 3,000kt | JANE | Newcastle |
| Westside | 80 | 800kt | JANE | Newcastle |
| Mt Owen | 100 | 5,000kt | Subsidiary | Hunter Valley |
| Narama | 50 | 2,000kt | JANE | Hunter Valley |
| Oakbridge Group (new %s) | | | | |
| Baal Bone | 74.1 | 2.500kt | Subsidiary | Western Coal Fields |
| Beltana | 68.3 | 3,400kt | Subsidiary | Hunter Valley |
| Bulga | 68.3 | 4,700kt | Subsidiary | Hunter Valley |
| South Bulga | 68.3 | 2,500kt | Subsidiary | Hunter Valley |
| Ravensworth | 100 | 2,000kt | Subsidiary | Hunter Valley |
| Ulan | | | | |
| Ulan U/ground | 90 | 3,500kt | JANE | Western Coal Fields |
| Ulan Open Cut | 90 | 2,400kt | JANE | Western Coal Fields |
| United | 95 | 2,400kt | JANE | Hunter Valley |
| | Total | 39,500kt | | |

### Explanation of accounting status:

*JANE*
Joint arrangements not creating an entity ("JANE") are characterised by the sharing of output (eg, the physical commodity or a transport facility) rather than the sharing of profit from operations of the JV. JANES are proportionately consolidated on a line-by-line basis.

*Subsidiary*
Subsidiaries are 100% consolidated on a line-by-line basis. Where a subsidiary is not 100% owned, the minority interest's share of net assets and profits are deducted on the face of the balance sheet and profit and loss account as single lines.

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland

Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata

from Brigitte Mattenberger

date 31.01.2003

number of pages (including coversheet) 1

Zug, 31 January 2003

Xstrata Plc ("Xstrata") announces that it was notified by Standard Life Investments Ltd ("Standard Life") yesterday that Standard Life's current shareholding in Xstrata is 7,664,619 ordinary shares of US$0.50 each, representing 3.03% of Xstrata's ordinary issued share capital.

end

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Brigitte Mattenberger
Corporate Affairs
Xstrata
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Tel. +41 41 726 6071
Fax +41 41 726 7199
Mobile +41 79 381 1823
email: bmattenberger@xstrata.com
web: www.xstrata.com
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